

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2019

Bryan A. Shinn
President and Chief Executive Officer
U.S. Silica Holdings, Inc.
24275 Katy Freeway, Suite 600
Katy, Texas 77494

> **Re: U.S. Silica Holdings, Inc.**
> **Form 10-K for the Year Ended December 31, 2018**
> **Filed February 20, 2019**
> **File No. 1-35416**

Dear Mr. Shinn:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation